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Anne Bancillon

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SANOFI-AVENTIS AT THE 43RD ANNUAL 2007

ASCO MEETING

- Landmark data presented for Eloxatin® and Taxotere® in colorectal and breast cancer respectively -

- An innovative and promising pipe line: 3 drugs in late stage development highlighted -

Paris , France, June 6, 2007 - A turning point ASCO meeting for sanofi-aventis which confirms today the value of its marketed products Eloxatin® and Taxotere® and its future prospect in oncology with the first communications of 3 promising compounds of its near term pipeline reinforcing its commitment to cancer care patients.

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Eloxatin® approved in Europe and in the U.S. in combination with 5FU/LV, for the treatment of stage III colon cancer after surgery and for metastatic colorectal cancer confirmed its efficacy with longer follow up survival results and its contribution to Progression Free Survival (PFS) improvement in patients with resectable isolated liver metastases.

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In stage III colon cancer surgically resected, FOLFOX4, an Eloxatin® (oxaliplatin injection)-based chemotherapy regimen, significantly improved the Overall Survival (OS) (HR= 0.80, CI [0.66-0.98]) when compared to standard chemotherapy (5-FU/LV) according to the six-year survival analysis of the MOSAIC study. The updated analysis of the study’s primary endpoint (3-year Disease Free Survival- DFS, including stage II and stage III patients) also confirmed the benefit of FOLFOX4 versus 5-FU/LV alone at 5 years (HR: 0.80, P=0.003), offering a prospect for cure to patients.
The most frequently reported side effect was neutropenia in 79% of patients. Peripheral Sensory Neuropathy was severe in 12% of patients, and partial or total recovery was observed in almost all cases within 18 months following treatment. (Abstract # 4007)

•	In metastatic colorectal cancers, at 4.3 years of follow up, FOLFOX4 more than double the number of patients alive at 5 year compared with the previous standard treatment IFL (Irinotecan Fluorouracil Leucovorin), 9.2% versus 3.8% (p= < 0.01).

  Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Salah Mahyaoui : +33 1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

In the Eloxatin® group, patients experienced fewer side effects which were commonly associated with chemotherapy, including fewer infections, less diarrhea and vomiting, and not as frequent or severe hair loss. (Abstract # 4067)

•

For the first time, in patients with resectable liver only metastases from colorectal cancer, the EPOC (EORTC 40983 Intergroup) study demonstrated that peri-operative chemotherapy with FOLFOX4, Eloxatin® (oxaliplatin injection) in combination with 5-fluorouracil/leucovorin (5-FU/LV)), significantly improved PFS by 9.2% and reduced the risk of relapse by 27% (HR=0.73, p=0.025) compared to surgery alone. This represents a promising therapeutic option for patients with isolated and resectable liver metastases which has been highlighted in the ASCO Press Conference.

They were 25.2% surgical complication in the peri-operative chemotherapy arm and 15.9% in the surgery alone arm (P=0.04); the operative mortality remains very low (<1%) whatever the treatment arm: two deaths after surgery in the standard arm and one in the experimental arm. (Abstract # LBA5)

These results strengthen Eloxatin® as the backbone drug in the treatment of colorectal cancer and Eloxatin® -based regimen FOLFOX 4 as a standard treatment for this disease.

•

Taxotere® which is already registered in five different tumor types (Breast, Lung, Prostate, Gastric and Head & Neck cancers) at different disease stages had seen this year evidence of its activity in Breast cancer reinforced in the poor prognosis population of HER2-positive metastatic patients and in early stage adjuvant setting.

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A phase III trial in HER2-positive metastatic breast cancer conducted by the BCIRG evaluated efficacy and safety of Taxotere® single agent (T) or in combination with carboplatin (TC) added to trastuzumab (H). Both TH (T 100mg/m²) and TCH (T 75mg/m²) are highly effective treatment regimens in those patients, with high response rates, median Time To Progression (TTP) > 10 months, and median overall survival > 36 months.

Cardiac toxicity was not a significant problem with either regimen. (Abstract # LBA1008)

•

A meta-analysis in adjuvant Breast cancer demonstrated the efficacy of the use of a Taxotere®-based regimen according to the hormonal status in a population where estrogen receptor (ER) expression is usually associated with relative resistance to adjuvant chemotherapy. In 3,329 patients with analysed ER status Taxotere®-based regimen was associated with a significant reduction in the risk of death (HR=0.69; 95%CI: 0.51-0.92, p=0.01) including a 30% reduction in the risk of death in ER-positive disease (HR=0.70; 95%CI: 0.54-0.91).
Tolerance of these Taxotere®- based regimen have been already reported in the literature (BCIRG 01 study: Martin, N Eng J Med, 2005, 352, 2302-13; PACS01 study: Roche H, J Clin Oncol, 2006, 24: 2664-71). (Abstract #537)

  Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Salah Mahyaoui : +33 1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

•	The presentation of the first results on 3 major new drugs in late stage development gave to sanofi-aventis the opportunity to highlight its commitment to Oncology.

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Aflibercept (VEGF-Trap) an antiangiogenic agent, developed in partnership with Regeneron, is a unique fusion neutralizing protein against VEGF Trap, targeting VEGF-A, VEGF-B and PIGF. Results in very heavily pretreated ovarian and lung cancer were very promising. Although the results in ovarian cancer were from phase II study, ASCO selected them for Press Conference. (Abstract # 5508)
A large phase III development began or will begin in 2007 combining aflibercept (VEGF Trap) with standard chemotherapy in five different advanced solid tumours: prostate, colorectal, non-small cell lung, pancreas and gastric.
Sanofi-aventis plans to submit its first registration dossier to regulatory authorities as early as 2008.

•

S-1, a novel fluoropyrimidine, developed in partnership with Taiho, and already marketed in Japan and Korea, has shown through Phase III study results an impressive activity in metastatic gastric cancer in combination with cisplatinum; it also confirmed the efficacy and good tolerability of S-1 as single agent. The combination of S-1 with cisplatinum significantly reduces the risk of death by 22.6% (HR: 0.774; 95% CI [0.608-0.985]) compared to S-1 alone.

There were more grade 3/4 haematological and gastro-intestinal (anorexia/nausea) toxicities when cisplatin was combined with S-1, while single agent was well tolerated. (Abstract # 4514)

•	TroVax® is a therapeutic anti-cancer vaccine, which is being developed in collaboration Oxford Biomedica. Phase II data presented by in clear cell renal cancer are encouraging.

TroVax® was well tolerated, immunogenic and has promising anti-tumour activity. A significant number of objective responses have been seen (anti-5T4 antibody responses in 91% of patients) and 24 of 35 (68%) of evaluable patients showed disease control.A preliminary analysis indicates a trend between 5T4-specific immune responses induced by TroVax® and clinical benefit in clear cell renal cancer patients. (Abstract # 3069)

These studies provide further support for the ongoing randomised Phase III study (TRIST) in renal cancer.

Sanofi-aventis leads the clinical development in colorectal cancer.

******

3

  Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Salah Mahyaoui : +33 1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

- MORE INFORMATION -

About the studies

Complete results of the studies are available on the American Society of Clinical Oncology (ASCO) web site at: www.asco.org

Abstract # 4007 – Oxaliplatin/5FU/LV in the adjuvant treatment of colon cancer: updated efficacy results of the MOSAIC trial, including survival, with a median follow-up of 6 years.

Abstract # 4067 – N9741: Survival update and prognostic factor analysis of oxaliplatin (ox) and irinotecan (iri) combinations in patients with metastatic colorectal cancer (MCRC).

Abstract # LBA5 – Final results of the EORTC Intergroup randomized phase III study 40983: Peri-operative FOLFOX4 chemotherapy and surgery for resectable liver metastases from colorectal cancer.

Abstract # LBA1008 - BCIRG007: First overall survival analysis of a randomized phase III trial of trastuzumab plus docetaxel with or without carboplatin as first line therapy in HER2 amplified metastatic breast cancer (MBC).

Abstract #537 - Estrogen receptor expression and efficacy of docetaxel in early breast cancer: A pooled analysis of 3490 patients included in two randomized trials

Abstract # 5508 – VEGF-Trap for patients (pts) with recurrent platinum-resistant epithelial ovarian cancer (EOC): Preliminary results of a randomized, multicenter phase II study.

Abstract # 4514 – Randomized phase III study of S-1 alone versus S-1 plus CDDP in advanced gastric cancer (the SPIRITS trial).

Abstract # 3069 - Activity of MVA 5T4 alone or in combination with either interleukin-2 or interferon-alpha in patients with metastatic renal cell cancer

  Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Salah Mahyaoui : +33 1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

About the diseases

About Colorectal cancer

Colorectal cancer is a leading cause of death. Every year, about one million new cases of colorectal cancer are diagnosed worldwide. About 381,000 new cases are detected in Europe. According to the American Cancer Society, colorectal cancer is the third leading cause of cancer-related death in the U.S., accounting for about 10% of all cancer deaths. Over a lifetime, about one in 18 people develop colorectal cancer, and more than 52,000 people are expected to die from it in the U.S. this year. In Europe, 204,000 people die from colorectal cancer each year.

Colorectal cancer begins in the cells that line the colon or rectum. When these cancer cells spread away from the colon to distant locations in the body, the cancer is referred to as metastatic. Cancer cells may spread, or metastasize, through the blood or lymphatic system, or directly grow into tissues adjacent to the original cancer. A diagnosis of colorectal cancer is associated with a stage, which reflects the extent of the cancer and whether it has spread. Patients with colorectal cancer that has spread to distant organs or tissues are said to have advanced, or metastatic, colorectal cancer, also known as stage IV colorectal cancer. It is estimated that about half of all colon cancer patients will develop liver metastases, found either at first diagnosis or recurrence after treatment. Resectable liver metastases (the type of liver metastases seen in patients in this trial) occur in approximately 10-20% of patients.

About Breast Cancer

Breast cancer is the most frequently diagnosed cancer in women. It is the second-leading cause of cancer death in women after lung cancer, and since 1990 is increasing predominantly in women 50 and over. It is the first cause of cancer mortality in women of 40 to 59 years old. According to the American Cancer Society, an estimated 200,000 women are diagnosed with breast cancer and approximately 40,000 women die of the disease in the United States every year. A woman is diagnosed with breast cancer in the United States every three minutes. The risk of a woman developing breast cancer during her lifetime is approximately 13 percent (about one in seven of all women in the United States). In the European Union, more than 191,000 new cases are diagnosed each year and more than 60,000 women will die. Of women with breast cancer, 20 to 25% of these women will have HER2 positive breast cancers. With earlier screening and diagnosis, early management of patients may offer better chances of survival.

About Ovarian Cancer

Most ovarian cancers are either ovarian epithelial carcinomas (cancer that begins in the cells on the surface of the ovary) or malignant germ cell tumours (cancer that begins in egg cells).

More than 28.000 new cases in the U.S. and 22,400 in Europe were diagnosed in 2004 and almost 14,400 patients in the US and 18,500 patients in Europe died.

About Lung Cancer

Lung cancer has been the most common cancer globally since 1985 and, in 2002, 1.35 million new cases of lung cancer were diagnosed, which represents about 12.4% of all newly diagnosed cancers.

Lung cancer accounts for 29% of all cancer deaths and causes more deaths than breast, colorectal and prostate cancer combined. There are an estimated 1.18 million lung cancer deaths annually.

  Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Salah Mahyaoui : +33 1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

In the U.S., the most recently available figures from 2002 show that 100,099 men and 80,163 women were diagnosed with lung cancer. In the European Union (EU), lung cancer is the third most commonly diagnosed cancer, with 243,600 people diagnosed in the year 2000. Lung cancer does not only affect developed nations; nearly 50% of lung cancer cases in 2002 were reported in developing countries.

Among U.S. men, incidence rates have significantly declined since 1984 from 102.0 per 100,000 in 1984 to 77.8 per 100,000 in 2002. Since 1998, the lung cancer rates in women have stabilised after a long period of increase.

About Gastric Cancer

Gastric (or stomach) cancer is the fourth most common type of cancer worldwide with more than 934,000 new patients every year. It is also the second most common cause of cancer death worldwide, with more than 700,000 deaths annually. There are about 22,000 new cases of gastric cancer in the United States every year. In Europe, this number is over 140,000 patients.

About Renal Cancer

Renal cancer includes renal cell carcinoma (cancer that forms in the lining of very small tubes in the kidney that filter the blood and remove waste products) and renal pelvis carcinoma (cancer that forms in the centre of the kidney where urine collects). It also includes Wilms' tumour, which is a type of kidney cancer that usually develops in children under the age of 5. More than 36,600 new cases in the US and 38,400 in Europe were diagnosed in 2004 and almost 12,500 patients in the U.S. and 18,100 patients in Europe died. There were more males than females

  Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Salah Mahyaoui : +33 1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

About the products

About Eloxatin®

In Europe

Eloxatin® received approval in France for the second-line treatment of metastatic colorectal cancer in April 1996, and as a first-line treatment in April 1998. In July 1999, Eloxatin® was approved for the first-line treatment of advanced colorectal cancer in major European countries through the Mutual Recognition Procedure, France being the Reference Member State.

Eloxatin® successfully completed a Mutual Recognition Procedure in Europe in December 2003, which allowed the product to be marketed for the treatment of metastatic colorectal cancer in combination with 5-fluorouracil and folinic acid (i.e., in first- and second-line treatment).

In September 2004, the indication for Eloxatin® was extended in Europe, again through the Mutual Recognition Procedure, to include the "Adjuvant treatment of stage III (Dukes' C) colon cancer after complete resection of primary tumour."

In the United States

In the United States, Eloxatin®, in combination with infusional 5-FU/LV, received approval on January 9, 2004, for the first-line treatment of advanced carcinoma of the colon or rectum (ie, first therapy for patients with metastatic colorectal cancer). This same Eloxatin®-based combination had initially (August 2002) received FDA approval for second-line treatment, (ie, therapy for previously treated patients with metastatic colorectal cancer). On November 4, 2004, this Eloxatin®-based regimen was approved for the adjuvant treatment of stage III (Dukes' C) colon cancer after complete resection of the primary tumour. Eloxatin® is currently not approved in pancreatic cancer or in stomach (gastric) cancer. Eloxatin® was developed in association with Debiopharm SA and is currently marketed by sanofi-aventis in more than 60 countries.

About Taxotere® (docetaxel) Injection Concentrate

Taxotere® is currently approved in 5 different cancer types:

•	In Breast Cancer

In the United States and in Europe Taxotere®, is approved to treat patients with locally advanced or metastatic breast cancer after failure of prior chemotherapy. It is also approved in Europe in combination with doxorubicin for patients who have received prior cytotoxic therapy for this condition and in combination with capecitabine after failure of cytotoxic therapy which would have included anthracycline. In the adjuvant setting (post surgery) it is approved in the US and in Europe in combination with doxorubicin and cyclophosphamide (TAC regimen) for the treatment of patients with operable, node-positive breast cancer. Finally, in Europe, Taxotere® is approved in combination with trastuzumab for the treatment of patients with metastatic breast cancer- overexpressing HER2 receptor.

•	In Lung Cancer

In the U.S. and in Europe Taxotere®, in combination with cisplatin, is approved for the treatment of patients with unresectable locally advanced or metastatic non-small cell lung cancer (NSCLC) who have not received prior chemotherapy, and it also is approved, as a single agent, for patients with unresectable locally advanced or metastatic NSCLC after failure of prior platinum-based chemotherapy.

  Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Salah Mahyaoui : +33 1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

•	In Prostate cancer

Taxotere® is approved for use in combination with prednisone as a treatment for androgen independent (hormone-refractory) metastatic prostate cancer in the U.S. and in Europe.

•	In Gastric (Stomach) cancer

The FDA and the Committee for Medicinal Products for Human Use (CHMP) of the European Agency for the Evaluation of Medicinal Products (EMEA) approved in March 2006, the use of Taxotere® Injection Concentrate in combination with cisplatin and 5-fluorouracil for the treatment of patients with advanced stomach (gastric) cancer, including cancer of the gastro oesophageal (GE) junction, who have not received prior chemotherapy for advanced disease.

•	In Head and Neck Cancer

In October 2006, the European Medicines Agency (EMEA) and the FDA approved Taxotere® (docetaxel) Injection Concentrate in combination with cisplatin and fluorouracil for the induction treatment of patients with inoperable locally advanced squamous cell carcinoma of the head and neck (SCCHN).

About aflibercept (VEGF Trap) in Oncology

The VEGF Trap is a fully human soluble VEGF receptor fusion protein with a unique mechanism of action. It is a potent angiogenesis inhibitor, which binds VEGF-A more tightly than monoclonal antibodies. It blocks all VEGF-A isoforms plus placental growth factor (PIGF), another angiogenic growth factor that appears to play a role in tumour angiogenesis. The VEGF Trap has a relatively long half-life of approximately two weeks. Other anti-VEGF drugs have been approved for certain cancer indications and neovascular age-related macular degeneration

About S-1

S-1 is a novel oral fluoropyrimidine that combines 3 pharmacological agents: Tegafur, which is a pro-drug of 5 fluorouracil; gimeracil (5-chloro-2,4 dihydropyridine, CDHP) which inhibits dihydropyrimidine dehydrogenase (DPD) enzyme; and oteracil (potassium oxonate, Oxo) a gastrointestinal side effects corrector.

S-1 is currently marketed in Japan for the treatment of gastric, colorectal, head and neck, non-small cell lung, metastatic breast and pancreas cancers. In the United States, Europe and other countries, the product is in phase III clinical development. Taiho commercializes and develops S-1 in Japan and in a few other countries of Asia. Sanofi-aventis collaborates on the current clinical development and is leading the future clinical development and commercialization of the product in the United States, Europe, and other countries in the world, except certain Asian countries.

About TroVax®

TroVax® is Oxford BioMedica’s leading cancer immunotherapy product, which is being developed in collaboration with sanofi-aventis. It is designed specifically to stimulate an anti-cancer immune response and has potential application in most solid tumour types. TroVax® targets the tumour antigen 5T4, which is broadly distributed throughout a wide range of solid tumours. The presence of 5T4 is correlated with poor prognosis. The product consists of a poxvirus (MVA) gene transfer system, which delivers the gene for 5T4 and stimulates a patient’s body to produce an anti-5T4 immune response. This immune response destroys tumour cells carrying the 5T4.

  Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Salah Mahyaoui : +33 1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

In 2006, Oxford BioMedica started a Phase III trial of TroVax® in renal cancer and sanofi-aventis is implementing a development plan for colorectal cancer. The product has attracted support from Cancer Research UK, the US National Cancer Institute, and the UK clinical trials network, QUASAR. These organisations are conducting or plan to conduct clinical trials with TroVax®.

About sanofi-aventis

Sanofi-aventis is one of the world leaders in the pharmaceutical industry, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions.  Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006.  Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

  Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Salah Mahyaoui : +33 1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com